UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66127

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mauldin Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2900 McKinnon #1708

(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Mauldin   800-829-7273

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co

(Name – *if individual, state last, first, middle name*)

718 Paulus Ave.	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Mauldin _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mauldin Securities, LLC _____ , as of December 31 _____ , 20 16 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



MARY SUSAN HADDAD
Notary ID # 130808045
My Commission Expires
September 6, 2020

Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MAULDIN SECURITES, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2016

MAULDIN SECURITIES, LLC

CONTENTS



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Mauldin Securities, LLC
Dallas, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mauldin Securities, LLC, formerly Millennium Wave Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year, December 31, 2016, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co., PC
February 13, 2017

MAULDIN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2016

ASSETS

Cash	$	150,623
Referral fees receivable		158,929
Other assets		16,305
TOTAL ASSETS	**$**	**325,857**

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	37,221
Total Liabilities		37,221
Members's equity		288,636
TOTAL LIABILITIES & MEMBERS' EQUITY	**$**	**325,857**

The accompanying notes are an integral part of these financial statements.

MAULDIN SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:		
Referral fees	$	1,159,802
Other revenue		-
Total Revenues		1,159,802
Expenses:		
Office services fee		64,720
Regultory fees and expenses		23,340
Professional fees		49,864
Other expenses		73,585
Total Expenses		211,509
Income before taxes		948,293
Provision for state income taxes		6,171
Net Income	**$**	**942,122**

The accompanying notes are an integral part of these financial statements.

MAULDIN SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

	Managing Member	Non-Managing Member	Total
Balance, December 31, 2015	$ 313,094	$ -	$ 313,094
Distributions	(966,580)	-	(966,580)
Net Income	942,122	-	942,122
Balance, December 31, 2016	**$ 288,636**	**$ -**	**$ 288,636**

The accompanying notes are an integral part of these financial statements.

MAULDIN SECURITIES, LLC
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors

For the year Ended December 31, 2016

Balance at December 31, 2015	$	-
Increases		-
Decreases		-
Balance at December 31, 2016	$	-

The accompanying notes are an integral part of these financial statements.

MAULDIN SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES:		
Net Income	$	942,122
Adjustments to reconcile net income to net cash provided		
(used) by operating activities:		
Changes in assets and liabilities:		
Increase in referral fees receivable		28,550
Decrease in other assets		(691)
Increase in in account payable and accrued expenses		4,921
Net cash provided (used) by operating activities		974,902
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net cash provided (used) by investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to managing member		(966,580)
Net cash provided (used) by financing activities		(966,580)
Net increase (decrease) in cash and cash equivalents		8,322
Cash and cash equivalents at beginning of year		142,301
Cash and cash equivalents at end of year	$	**150,623**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$	**-**
Income taxes	$	**6,171**

The accompanying notes are an integral part of these financial statements.

MAULDIN SECURITES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 1 – Summary of Significant Accounting Policies

Mauldin Securities, LLC, (the "Company") is a Texas limited liability company which was formed on September 8, 1999 and will continue perpetually, unless sooner terminated in accordance with the provisions of the Company's Limited Liability Company Regulations. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with the Commodity Trading Commission as an Introducing Broker, and Commodity Trading Advisor and is a member of the National Futures Association. The Managing member of the Company is John F. Mauldin.

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the Codification) is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Referral fees are fees earned from unaffiliated broker-dealers, funds or other entities to whom the Company refers investors. Such amounts are recognized as income when earned. Referral fees receivable are estimated by management based on information received from the third parties from whom the fee is due. Actual amounts received could differ from these estimates, and such differences could be material to the financial statements. Referral fees are generally collected within a few months following their accrual. As such, management has not recorded on allowance for doubtful accounts on these receivables.

A significant portion of the referral fees earned by the Company are received from a third party and its affiliate. Referral fee income includes $1,159,802 earned from such third party and its affiliate during the year ended December 31, 2016. Referral fees receivable at December 31, 2016 include $158,929 due from such third party and its affiliate.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes. The Company is subject to state income taxes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statues of limitations generally ranging from three to five years.

Pursuant to an agreement between the members, the Managing Member is allocated 100% of all income or loss of the Company.

MAULDIN SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 1 - Summary of Significant Accounting Policies (continued)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

NOTE 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and is required to maintain a ratio of aggregate indebtedness to net capital (both as defined under such provisions), not to exceed 15 to 1. The Company is also subject to the net capital provisions of regulation 1.17 under the Commodity Exchange Act which requires that the Company maintain a minimum net capital of $45,000. At December 31, 2016, the Company had net capital $113,402, which was $68,402 in excess of its required net capital of $45,000.   The Company's percentage of aggregate indebtedness to net capital was 32.82%.

Capital distributions to the members can be made under a capital distribution policy approved by the Company's members.   Periodic distributions approved by the members are made in order to enable the members to pay federal income taxes on Company profits, among other purposes.

NOTE 3 – Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

NOTE 4 – Concentration Risk

The Company may at various times during the year have cash balances in excess of federally insured limits.

NOTE 5 – Related Party Transactions

Mauldin Management Company ("MMC"), an affiliate of the Company, makes available certain facilities and provides for the performance of certain services for the Company and two other affiliated companies, including office space, utilities, staff and certain other general administrative expenses. MMC allocates such expenses among the affiliates based on each affiliate's respective expense agreement. One affiliate is allocated 1/3 of such expenses, and the remaining expenses are allocated to the remaining two affiliates, including the Company, pro rata based on each company's percentage of aggregate revenue generated by such companies. For the year ended December 31, 2016, the Company was allocated $122,957 of such expenses, which is reflected in various expense accounts in the statement of income and which $25,392.00 is payable at December 31, 2016.

The Company and its various entities are under common control and the existence of that control creates operating results and financial position significantly different that if the companies were autonomous.

NOTE 6 – Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

NOTE 7 – Recent Accounting Pronouncement

In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-08-Revenue from Contracts with Customers (Topic 606) ("ASU 2016-08") Principal versus Agent Considerations (Reporting Revenue Gross versus Net as a supplement/amendment to ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2016-08 defines a situation when another party is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide the specified good or service itself (that is, the entity is a principal) or to arrange for that good or service to be provided by the other party. When an entity that is a principal satisfies a performance obligation, the entity recognizes revenue in the gross amount of consideration to which it expects to be entitled in exchange for the specified good or service transferred to the customer. When an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified good or service to be provided by the other party. An entity is a principal if it controls the specified good or service before that good or service is transferred to a customer.

NOTE 7 – Recent Accounting Pronouncements (continued)

The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-08 to have a material impact on the Company's results of operations or financial condition.

In April 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-10-Revenue from Contracts with Customers (Topic 606) ("ASU 2016-10") Identifying Performance Obligations and Licensing as a supplement/amendment to ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2016-10 updates the requirements of Identifying Performance Obligations and Licensing Implementation Guidance. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-10 to have a material impact on the Company's results of operations or financial condition.

In May 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-12-Revenue from Contracts with Customers (Topic 606) ("ASU 2016-10") Narrow-Scope Improvements and Practical Expedients as a supplement/amendment to ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2016-12 provides additional improvements and practical expedients. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-10 to have a material impact on the Company's results of operations or financial condition. In August 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-15-Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 amends the treatment of specific cash flows issues. The updates are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-15 to have a material impact on the Company's results of operations or financial condition.

In October 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-16- Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. ASU 2016-16 to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The updates are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-15 to have a material impact on the Company's results of operations or financial condition.

NOTE 7 – Recent Accounting Pronouncements (continued)

In October 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-16 Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control. ASU 2016-16 amends the consolidation guidance on how a reporting entity that is the single decision maker of a VIE should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE.

The updates are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-16 to have a material impact on the Company's results of operations or financial condition.

In November 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-18—Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force). ASU 2016-18 addresses the diversity that exists in the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-18 to have a material impact on the Company's results of operations or financial condition.

In December 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-20—Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. ASU 2016-20 narrows certain aspects of the guidance issued in Update 2014-09. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-20 to have a material impact on the Company's results of operations or financial condition.

In January 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-01-Business Combinations (Topic 805): Clarifying the Definition of a Business ("ASU 2017-01"). ASU 2017-01 clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company does not expect the adoption of ASU 2017-01 to have a material impact on the Company's results of operations or financial condition.

NOTE 8 – Commitments and Contingencies

The Company had no commitments or contingencies that were required to be accrued or disclosed.

NOTE 9 – Subsequent Event

The Company distributed $71,500 to the Managing Member during January 31, 2017.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2016

MAULDIN SECURITIES, LLC
Computation of Net Captial Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2016

COMPUTATION OF NET CAPITAL

Total members' equity qualified for net capital	$	288,636
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		288,636
Deductions and/or charges:		
Non-allowable assets		
Referral fees receivable		(158,929)
Other assets		(16,305)
Net capital before haircuts on securities positions		113,402
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)		-
Net Capital	$	113,402

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	37,221
Total aggregate idebtedness	$	37,221

The accompanying notes are an integral part of these financial statements.

Schedule I (continued)

MAULDIN SECURITIES, LLC
Computation of Net Captial Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6-2/3% of total aggregate indebtedness)	$	2,481
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$	45,000
Minimum Net Capital Requirement	$	45,000
Net Capital in Excess of Minimum Required	$	68,402
Net Capital in Excess of Minimum Required at 1000%	$	59,402
Ratio of Aggregate Indebtedness to Net Capital		0.33 to 1

No materical differnces existed between the audited compuation of net capital pursuant to Rule 15c3-1 as of December 31, 2016 and the Corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by Mauldin Securities, LLC.

The accompanying notes are an integral part of these financial statements.

MAULDIN SECURITIES, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2016

EXEMPTIVE PROVISIONS

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements is not required.

The accompanying notes are an integral part of these financial statements.

National Futures Association Supplemental Schedule IB

A) Capital Requirements and Restrictions

This schedule provides additional information and calculations which are required by National Futures Association but are not provided for on the Form 1-FR. All IBs (including securities brokers/dealers) must complete Sections A & B. Sections C-G need only be completed if they apply.

		Requirement	Restriction	Restriction
A. Minimum dollar amount		45,000	54,000	54,000
B. Calculation based on branch offices				
# branch offices	1		7,200	7,200
C. Calculation based on associated persons				
# associated persons	1	3,000	3,600	3,600
D. Securities brokers/dealers		5,000		
Greatest of A to D		$45,000	$54,000	$54,000
Subordinated debt maturing in next 6 months			0	0
Expected capital withdrawals in next 6 months			0	
Total			$54,000	$54,000

1 This is the minimum capital requirement. It should be entered on line 15 on the Net Capital Computation of the 1-FR or the appropriate line on the FOCUS Report.

2 No capital may be withdrawn from the IB and no unsecured loans may be made if it would cause Adjusted Net Capital to fall below this amount.

3 Subordinated debt may not be repaid if it would cause Adjusted Net Capital to fall below this amount.

National Futures Association Supplemental Schedule IB

B) Equity Capital Ratio

Equity capital must be at least 30% of the required total shown here.

Ownership Equity	288,636		Ownership Equity	288,636
+ Qualifying subordinated debt	0		+ Total subordinated debt	0
= Equity Capital	288,636			
			= Required Total	288,636

Equity Capital/Required Total:	100.0000%

National Futures Association Supplemental Schedule IB

C) Current Receivables (Balance Sheet Line 7)

* - 5% if collateral is hedged but not registered as deliverable; 20% if unhedged

							0
Receivable A	Check	DETAIL_NUM	Description	Market Value	Charge *	Net	NonCurrent Rec
N/A	1	5				0	0
	0	6				0	0
	0	7				0	0
	0	8				0	0
	0	9				0	0
	0	10				0	0
	0	11				0	0
	0	12				0	0
	0	13				0	0
	0	14				0	0
	0	15				0	0
	0	16				0	0

National Futures Association Supplemental Schedule IB

D) Advances Paid on Cash Commodities (Net Capital Computation Line 5)

Any amounts paid prior to receiving a commodity which exceeds 95% of market value of the commodity must be shown as a charge against cap

				Collateral			$0
Advance Amo	Check	DETAIL_NUM	Description	Market Value	Charge	Net	Capital Charge
N/A	1	25			95%	0	0
	0	26			95%	0	0
	0	27			95%	0	0
	0	28			95%	0	0
	0	29			95%	0	0
	0	30			95%	0	0
	0	31			95%	0	0
	0	32			95%	0	0
	0	33			95%	0	0
	0	34			95%	0	0
	0	35			95%	0	0

National Futures Association Supplemental Schedule IB

E) Inventory/Fixed Price Commitments/Forward Contracts (Net Capital Computation Line 5)

0% Inventory hedged and registered as deliverable	0
5% Inventory hedged but not registered as deliverable	0
10% Hedged fixed price commitments and forward contracts	0
20% Unhedged inventory, fixed price commitments, and forward contracts	0
Total Market value	0

Description	Market Value	Charge Pct	Charge Amount
N/A			0
			0
			0
			0
			0
			0
			0

National Futures Association Supplemental Schedule IB

A charge must be taken for any trading done by an IB for its own account

The charge is 150% of the exchange maintenance margin

No deduction is allowed for equity in the account

F) Proprietary Accounts (Net Capital Computation Line 9) | 0

Account Number	Maint. Margin	Charge Pct	Charge Amount
N/A		150%	0
		150%	0
		150%	0
		150%	0
		150%	0
		150%	0
		150%	0
		150%	0
		150%	0
		150%	0

Attach a listing of all open proprietary positions.

Report of Independent Registered

Public Accounting Firm

On Internal Control

Year Ended December 31, 2016



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL

To the Members of Mauldin Securities, LLC
Dallas, Texas

In planning and performing our audit of the financial statements and supplemental information of Mauldin Securities, LLC, formerly Millennium Wave Securities, LLC (the "Company"), as of and for the year ended December 31, 2016 (on which we issued our report dated February 13, 2017 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by Regulation §1.16, Qualifications and reports of accountants, of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding certain regulated commodity and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation §1.16, in the following: (1) making the period computations of minimum financial requirements pursuant to Regulation §1.17, Minimum financial requirements for futures commission merchants and introducing brokers.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation §1.16 (d)(2) lists additional objectives of the practices and procedure listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding certain regulated commodity and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of the report, were adequate at December 31, 2016, to meet the CFTC's objectives.

This report is intended solely for the information and uses of the members, management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation §1.16 under the Commodity Exchange Act in CFTC's regulation of registered broker-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.



McBee & Co., PC
February 13, 2017



Report of Independent Registered Public Accounting Firm

On the SIPC Annual Assessment

Required by SEC Rule 17a-5

Year Ended December 31, 2016



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Members of Mauldin Securities, LLC
Dallas, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Mauldin Securities, LLC, formerly Millennium Wave Securities, LLC, and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating Mauldin Securities, LLC's compliance with the applicable instructions of the Form SIPC-7. Mauldin Securities, LLC's management is responsible for Mauldin Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, including the check copies and independent bank statement, noting no differences;

2. Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, supporting the adjustment noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McBee & Co., PC
February 13, 2017

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Mauldin Securities, LLC
2900 McKinnon St. Apt 1706
Dallas, TX 75201-1067

FINRA Dec 066127

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Valynda Ewton 214-526-0806

2. A. General Assessment (item 2e from page 2)		$ 2899.50
B. Less payment made with SIPC-6 filed (exclude interest) 07/01/2016 Date Paid		(1468.15)
C. Less prior overpayment applied		(0.00)
D. Assessment balance due or (overpayment)		1431.35
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		0.00
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1431.35
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1431.35	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mauldin Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of Jan, 2017.

President [signature]
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

23

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2016
and ending 12/31/2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1159802

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

     Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

     Enter the greater of line (i) or (ii)

     Total deductions   0

2d. SIPC Net Operating Revenues $ 1159802

2e. General Assessment @ .0025 $ 2899.50

(to page 1, line 2.A.)

2

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended December 31, 2016



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Mauldin Securities, LLC
Dallas, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mauldin Securities, LLC, formerly Millennium Wave Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year, December 31, 2016, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co., PC
February 13, 2017

MAULDIN

SECURITIES, LLC

2900 McKinnon #1708
Dallas, TX 75201

BROKER-DEALER ANNUAL EXEMPTION REPORT

DECEMBER 31, 2016

Mauldin Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief MAULDIN Securities, Inc. states the following:

Mauldin Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i).

Mauldin Securities, Inc. met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, John F. Mauldin, affirm that to my best knowledge and belief, this Exception Report is true and correct.

John F. Mauldin
President, CCO

January 31, 2017